SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
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                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 1
                           Lucor, Inc.
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                        (Name of Issuer)

          Class A Common Stock, par value $.01 per share
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                  (Title of Class of Securities)

                            0-25164
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                         (CUSIP Number)

                        Stephen P. Conway
                         Jerry B. Conway
                        790 Pershing Road
                 Raleigh, North Carolina  27608
                    Telephone: (919) 828-9511
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    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)

                         With copies to:

                    R. Lewis Stanford, Esq.
                       790 Pershing Road
                    Raleigh, North Carolina
                             27603

                        January 31, 2001*
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     (Date of Event which Requires Filing of this Statement)
                   *See Item 4 for discussion

      If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box . [ ]

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.: 0-25164

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

          Stephen P. Conway    ###-##-####
          Jerry B. Conway      ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [X]

          (b)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS

          PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


 NUMBER OF        7    SOLE VOTING POWER
  SHARES               Stephen P. Conway:  9,300 shares - .4%
                       Jerry B. Conway:  153,930 shares - 6.6%

BENEFICIALLY      8    SHARED VOTING POWER
 OWNED BY              835,777 shares - 35.8%

  EACH            9    SOLE DISPOSITIVE POWER
REPORTING              Stephen P. Conway: 9,300 shares - .4%
                       Jerry B. Conway: 153,930 shares - 6.6%
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       76,300 shares - 3.3%

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Stephen P. Conway: 995,077 shares (1)
          Jerry B. Conway:  1,139,707 shares  (2)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          48.9%

   14     TYPE OF REPORTING PERSON
          IN

     (1) Includes 150,000 shares of unissued shares that he has the right to acquire upon exercise of stock options.

     (2) Includes 150,000 shares of unissued shares that he has the right to acquire upon exercise of stock options.

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     The  following  items are an amendment  to  the  information included in the Schedule 13D (the "Original Schedule 13D") dated January 31, 2001 filed by Stephen P. Conway and Jerry B. Conway with respect to the Class A Common Stock (the "Class A Stock") of the issuer, Lucor, Inc. (the "Company). Certain capitalized terms used below and not defined have the meanings given them in the Original Schedule 13D.


Item 4.  Purpose of Transaction

     Immediately prior to the initial public offering of the Class A Stock in November 1994, Mr. Stephen P. Conway owned less than 5% of the then outstanding shares of such class, and Mr. Jerry B. Conway owned approximately 7% of the then outstanding shares of such class (approximately 112,590 shares). On May 30, 1996, Pennzoil Products Company a/k/a Pennzoil-Quaker State company purchased 759,477 shares of unregistered Class A Stock from the Company, and granted Messrs. Conway a limited proxy to vote these shares, which proxy shall expire on May 29, 2001. Immediately prior to such grant, Mr. Stephen P. Conway owned less than 5% of the then outstanding shares of Class A Stock and Mr. Jerry B. Conway owned approximately 7.88% of the then outstanding shares of such class (approximately 124,755 shares). Attached is a chronology of holdings during this period. Although disclosed in required filings under Section 16 of the Act and the Company's proxy filings, no filings pursuant to Section 13(d) were made by Messrs. Conway in connection with these acquisitions of beneficial ownership. When the filing requirements of Section 13(d) were brought to their attention, Messrs. Conway filed the Original Schedule 13D, with January 31, 2001 being established as the date of event for the filing to provide the most current information on their holdings.

Messrs. Stephen P. Conway and Jerry B. Conway hold their shares of the Class A Common Stock for investment purposes, and will continue to accumulate or dispose of such stock, as they deemed appropriate for such purpose. Such stock, along with the voting power for 759,477 beneficially held shares pursuant to the aforementioned irrevocable proxy, are held to enhance their ability to control the actions of the Company in order to improve the value of such company and their investment thereof. On January 8, 2001, Messrs. Stephen P. Conway and Jerry B. Conway, jointly filed with the Company a preliminary Schedule 13e-3 describing a proposal for 20 to 1 reverse stock split of the Company's Class A Common Stock, which schedule states their intention to support a termination of public registration of the Class A Common Stock pursuant of the Act.

      Except as set forth above, Messrs. Stephen P. Conway and Jerry B. Conway do not have other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 7.  Material to Be Filed as Exhibits

      Attached Exhibit A is a chronology of the beneficial acquisitions and dispositions of Class A Stock for Messrs. Conway since public registration of such stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2001

                              By: /s/ Stephen P. Conway
                              _______________________________
                                   Stephen P. Conway


                              By: /s/ Jerry B. Conway
                               _______________________________
                                   Jerry B. Conway

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